UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler Further Strengthens its Financial Position with Additional Capacity Under its Upsized Green Corporate Loan Facility with HSBC Group and Standard Chartered as Lenders

Copenhagen, August 26, 2024 – Cadeler A/S (“Cadeler”) today announces that it has further increased the capacity available to it under its unsecured green corporate term loan facility (the “Green Corporate Loan Facility”), with the commitments thereunder increased by EUR 45 million, bringing the total capacity available to Cadeler under the Green Corporate Loan Facility to EUR 125 million.

Standard Chartered is the lender on the upsizing of the facility. The two banks are also participating in Cadeler’s EUR 425m Facility, which is the post-delivery financing of the P-Class vessels.

Prior to the upsizing of the Green Corporate Loan Facility, Cadeler had drawn EUR 80 million thereunder, with remaining EUR 20 million headroom under the accordion. With today’s announcement, a further EUR 45 million in committed funds has been confirmed, increasing the total capacity of the Green Corporate Loan Facility and the total committed funds thereunder to EUR 125 million. HSBC acted as Sole Mandated Lead Arranger, Green Loan Coordinator, and Facility Agent.

With this upsizing, Cadeler has increased its financial flexibility and ability to seize market opportunities as they rise. This increase in unsecured, committed funds further strengthens Cadeler’s financial position and growth prospects and will enable it to fund a variety of wind turbine installation activities.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer